Exhibit 10.1

August 14, 2002

Mr. Timothy H. Callahan

Dear Tim:

It has been a pleasure becoming acquainted with you, and I am very happy to offer you the position of President and Chief Executive Officer of Trizec Properties, Inc. (the "*Company*"), subject to the terms described below, and effective as of the approval of this letter agreement (this "*Agreement*") by the board of directors of the Company (the "*Board*").

Term. The term of your employment will commence on August 14, 2002 (the "*Effective Date*") (although you will not become President and Chief Executive Officer until 12:01 AM on August 15, 2002) and will terminate on the third anniversary of the Effective Date. The initial three-year term, however, shall be extended automatically without further action by the Company or you for additional one year periods, unless written notification of non-renewal is given by either party to the other by the second anniversary of the Effective Date, or each successive anniversary of the Effective Date, as the case may be. As used herein, the "Term" means the original three-year term and any extension in effect pursuant to the immediately preceding sentence.

Board of Directors. On the Effective Date you shall be appointed as a member of the Board.

Compensation and Benefits. During the Term you shall receive an annual base salary of no less than $850,000 and a discretionary bonus as determined by the Board from time to time. All amounts shall be payable in accordance with the Company's regular payroll practices for its senior executives as in effect from time to time and shall be subject to all applicable, federal, state and local withholding taxes. You shall also be eligible to participate in all incentive, retirement, welfare and other benefit plans, programs and arrangements generally available to other senior executive officers of the Company from time to time.

Stock Options. Effective as of the Effective Date, you will be awarded options to purchase one million shares of the Company's common stock pursuant to the Company's 2002 Stock Option Plan. Your stock options will be fully vested and exercisable on the Effective Date and will have an exercise price equal to the fair market value of a share of the common stock on the Effective Date, as determined in accordance with such plan. The remaining terms applicable to your stock options will be as set forth in your stock option agreement and the 2002 Stock Option Plan.

Vacation. During the Term you shall be entitled to six weeks vacation, subject to appropriate scheduling thereof in accordance with the Company's policy as in effect from time to time.

Termination. The Company may terminate your employment at any time with or without Cause (as defined below). If your employment is terminated during the Term without Cause you shall be entitled to receive (a) any earned but unpaid bonus for a previously completed fiscal year of the Company, (b) a pro rata bonus for the year of termination, determined using the Reference Bonus (as hereinafter defined) and (c) continuation of your Total Compensation (as hereinafter defined) for a period equal to the lesser of (i) the remainder of the Term and (ii) two years following the date of termination (the "*Severance Period*"). As used herein: (a) "*Reference Bonus*" means, as of your date of termination (i) the average of your two then most recently paid annual bonuses from the Company, or (ii) if only one annual bonus has then been paid to you, such annual bonus, or (iii) if no annual bonus has then been paid to you, the target bonus established by the Board for the year of termination; and (b) "*Total Compensation*" means an annual rate of compensation equal to the sum of your base salary and Reference Bonus as in effect on your date of termination. In addition, during the Severance Period you shall continue to participate, on the same terms and conditions that would have applied had your remained employed by the Company, in all health, medical, dental and other welfare plans generally made available to senior executives of the Company; *provided, however*, that your benefits continuation shall cease on the date that you become eligible to participate in the welfare programs of a subsequent employer. Payment of the salary and benefits continuation is contingent upon your executing a waiver and release of all claims in favor of the Company and its subsidiaries and its affiliates.

In the event your employment is terminated for any reason by you or the Company within one year following a Change of Control (as hereinafter defined), you will be deemed to have been terminated by the Company without Cause and will receive the payments and benefits described in the immediately preceding paragraph. For this purpose, "Change of Control" means a "change in ownership or effective control" of the Company within the meaning of Section 280G of the Internal Revenue Code, provided that no Change of Control shall be deemed to have occurred if Peter Munk has or shares effective control over the Company.

Except as set forth in this Agreement, you shall not be entitled to any other payments or benefits upon a termination of your employment for any reason, including, without limitation, pursuant to any other plan, program, policy or arrangement maintained by the Company. In addition, if at any time you breach of any of the provisions of this Agreement, you shall not be entitled to continuation of your salary and welfare benefits.

For purposes of this Agreement, "*Cause*" shall be determined by the Board in its sole discretion and shall based upon its good faith determination that your conduct or circumstances of employment provide the Company with cause for your termination. You will be provided notice in writing outlining in reasonable detail the conduct or circumstances the Board believes provides it with cause for your termination. You will be provided with an opportunity to meet with the Board or a Committee thereof not more than ten days after the date of notice. Your employment will not be terminated until you have had an opportunity to be heard by the Board or a Committee thereof.

Confidentiality. You recognize that in connection with your employment, you will acquire secret and confidential information concerning the operations of the Company and its subsidiaries and affiliates, the use or disclosure of which could cause the Company substantial loss and damages which could not be readily calculated, and for which no remedy at law would be adequate. Accordingly, you agree with the Company that you will not, at any time, directly or indirectly, reveal to any person or entity any of the trade secrets or proprietary or confidential information that you learned by reason of your association with the Company; *provided, however*, that this restriction shall not apply to any information that is in the public domain through no fault by you, that is disclosed in connection with the performance of your obligations pursuant to this Agreement or that is approved for release by written authorization of the Board.

Nonsolicitaton. For so long as you are employed by the Company and for a period ending on the later of (i) the last date of the Severance Period and (ii) one year following your termination of employment for any reason, you shall not directly or indirectly solicit business from, entice away from or otherwise interfere with the relationship of the Company and its subsidiaries and affiliates with their respective employees, clients and providers of material services and products. You also agree that you will not encourage any other person in carrying out any such prohibited activity.

This agreement shall be governed by the laws of the State of New York. You expressly agree that if any term or provision of this agreement is determined to be invalid or unenforceable in a final court or arbitration proceeding, (i) the remaining terms and provisions shall be unimpaired and (ii) the invalid or unenforceable term or provision shall be deemed replaced by a term or provisions that is valid and enforceable to maximum extent permitted by law.

You may not assign any rights or benefits pursuant to this Agreement. This Agreement may only be amended by written consent of you and the Company.

The effectiveness of this Agreement is contingent upon its approval by the Board. If you agree with the terms set forth in this Agreement, kindly sign where indicated below and return the letter to me. If you have any further questions regarding the foregoing, please do not hesitate to contact me.

We are very excited to have you on our team.

Sincerely

/s/ Peter Munk

Peter Munk
Chairman

<u>Acknowledgement</u>

       I agree and accept the terms and conditions of this Agreement and I declare that all career and employment information provided by me to the Company is true, accurate and complete. By signing this Agreement, I hereby acknowledge that I am not subject to any restrictive covenants or other agreement, which would interfere with or preclude my acceptance of this Agreement or my ability to perform my duties to the Company.

/s/ Timothy H. Callahan   Date: August 14, 2002
Timothy H. Callahan